# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Acelyrin, Inc., CIK 0001962918
CUSIP: 00445A100
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 4149 LIBERTY CANYON RD., AGOURA HILLS, California (CA), 91301
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0001214659-25-003193
Filed by CIK 0001232621
Persons authorized to receive notices and communications: Kevin Tang, 4747 Executive Drive, Suite 210, San Diego, California (CA), 92121, 858-200-3830

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC (CIK 0001232621): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,824,693; sole dispositive power 0; shared dispositive power 8,824,693; aggregate amount beneficially owned 8,824,693 (8.8% of the class)
  Comment: Tang Capital Management, LLC ("TCM") shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI") and Kevin Tang. The percentages used herein are based on 100,325,569 shares of Common Stock outstanding as of November 8, 2024, as set forth in the Issuer's Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on November 13, 2024.
- KEVIN TANG (CIK 0001178579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 8,824,693; sole dispositive power 0; shared dispositive power 8,824,693; aggregate amount beneficially owned 8,824,693 (8.8% of the class)
  Comment: Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI and TCM.
- TANG CAPITAL PARTNERS, LP (CIK 0001191935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,963,009; sole dispositive power 0; shared dispositive power 4,963,009; aggregate amount beneficially owned 4,963,009 (5% of the class)
  Comment: TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,861,684; sole dispositive power 0; shared dispositive power 3,861,684; aggregate amount beneficially owned 3,861,684 (3.8% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC (CIK 0002036763): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS IV, INC (CIK 0002036770): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CONCENTRA BIOSCIENCES, LLC (CIK 0001970065): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Acelyrin, Inc.
Address of issuer's principal executive offices: 4149 LIBERTY CANYON RD., AGOURA HILLS, California (CA), 91301
Comment: This Schedule 13D/A (this "Statement") amends the Schedule 13D (the "Original Schedule 13D") filed on February 20, 2025, as amended on February 27, 2025. Items 3, 5 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended to add the following:

Since February 27, 2025 the Reporting persons have expended an aggregate of approximately $4.1 million to purchase 1,526,365 shares of the Issuer's Common Stock through the open market. The Common Stock was acquired in the ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5. As of the date hereof the Reporting Persons beneficially own an aggregate of 8,824,693 shares of the Issuer's Common Stock, representing 8.8% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) above.
Transactions in the class effected during the past sixty days: Schedule A attached hereto as Exhibit 3 describes all transactions in the Issuer's Common Stock that were effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (filed as Exhibit 1 of the 13D filed on February 20, 2025 by the Reporting Persons with respect to the Common Stock of the Issuer).
Exhibit 2: Acquisition Proposal, dated February 20, 2025, sent from Concentra to the Issuer (filed as Exhibit 2 of the 13D filed on February 20, 2025 by the Reporting Persons with respect to the Common Stock of the Issuer).
Exhibit 3: Schedule A: Transactions during the past 60 days (as amended).

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (03/12/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (03/12/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (03/12/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (03/12/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (03/12/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (03/12/2025)
- CONCENTRA BIOSCIENCES, LLC: /s/ Kevin Tang, Chief Executive Officer (03/12/2025)